

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Kun Dai
Chairman and Chief Executive Officer
Uxin Ltd
1&3/F, No.12 Beitucheng East Road
Chaoyang District, Beijing 100029
People's Republic of China

Re: Uxin Ltd
Registration Statement on Form F-3
Filed November 2, 2022
File No. 333-268111

Dear Kun Dai:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed November 2, 2022

Cover page

1. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
2. We note your disclosure regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China. Please revise to make clear on the cover page that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

> Also revise to address how the recently issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. We note your disclosure regarding the August 26, 2022 Statement of Protocol. Please revise to state that the PCAOB will be required to reassess its determinations by the end of 2022, as you have done on pages 9 and 21.

4. We note your disclosure in the tenth paragraph and throughout the document that your business operations are "primarily" conducted in China. We also note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise your prospectus cover to disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange, as well as the related risks and consequences.

5. On your prospectus cover, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under historical VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the former VIEs, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. In addition, please amend your disclosure here to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the former VIEs by the PRC government to transfer cash or assets.

6. Include comparable disclosure to the disclosure on page 10 regarding your cash management policies. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Our Company
Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs, page 5

7. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.

8. We note your reference on pages 6 and 16 to your ability to "control" the former VIEs.

        Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you satisfied for consolidation of the former VIEs under U.S. GAAP and your disclosure should clarify that you were the primary beneficiary of the former VIE for accounting purposes.

9.   We note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise to discuss the applicable laws and regulations in Hong Kong and discuss the related risks and consequences in your risk factors.

Permissions Required from the PRC Authorities for Our Operations, page 8

10.   Please revise to state affirmatively whether any permissions or approvals have been denied, as your disclosure in the second paragraph that you "have not received or were denied such permissions by any PRC," appears to be limited to permissions by the CSRC and CAC. In addition, please tell us whether the EDI license is the only requisite license or permit you are required to obtain. If not, please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. In this regard, your disclosure appears to refer to multiple "licenses and permits." In addition, you state that you were advised by your PRC legal counsel about your conclusions regarding your determinations. Please clarify whether you relied on an opinion of counsel and if so, disclose the name of your PRC counsel and file a consent of counsel as an exhibit.

Cash and Asset Flows Through Our Organization, page 10

11.   Revise to quantify all cash flows, dividends and distributions between the holding company, its subsidiaries, and the former VIEs, and direction of transfer for the relevant time period. The disclosure here should not be qualified by materiality. In this regard, we note your response dated October 20, 2022 to our prior comment 5 relating to your Form 20-F for the year ended March 31, 2022. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to the consolidated financial statements, the risk factor summary, and the related risk factor. In addition, please briefly describe the "satisfaction of applicable government registration and approval requirements" you reference in the second paragraph of your revised disclosure, and revise your disclosure about restrictions on foreign exchange and your ability to transfer cash between entities to include restrictions related to Hong Kong laws as well.

Risk Factors, page 16

12.   Please include risk factor disclosure discussing how legal claims, including federal securities law claims, against you and your officers and directors, may be difficult or impossible for investors to pursue in U.S. courts, that investors may be unable to enforce such judgments in China or Hong Kong, and that legal claims and remedies available in

China or Hong Kong may be significantly different from those available in the United States and difficult to pursue.

Risks Related to Doing Business in China
The approval and/or other requirements of the CSRC, the CAC..., page 17

13.   Please include disclosure, similar to the disclosure you have included in the Permissions Required from the PRC Authorities for Our Operations section, that clarifies whether you have relied upon an opinion of counsel in reaching your conclusions with respect to the applicability of the CAC regulations and the basis for your determination.

Enforceability of Civil Liabilities, page 55

14.   We note your disclosure that most of your directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. Revise to identify the relevant individuals that reside in the PRC and Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shu Du, Esq